                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                               (Amendment No....)

                            SIGNATURE RESORTS, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   82668B106
                                 (CUSIP Number)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No............................................................. 82668B106
--------------------------------------------------------------------------------
(1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
     Persons..............................................  Steven C. Kenninger
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     a).........................................................................
     b).........................................................................
--------------------------------------------------------------------------------
(3)  SEC Use Only...............................................................
--------------------------------------------------------------------------------
(4)  Citizenship or Place of Organization........................  United States
--------------------------------------------------------------------------------
  Number of Shares               (5)  Sole Voting Power.................  13,074
 Beneficially Owned             ------------------------------------------------
 by Each Reporting               (6)  Shared Voting Power............  1,358,705
    Person With                 ------------------------------------------------
                                 (7)  Sole Dispositive Power............  13,074
                                ------------------------------------------------
                                 (8)  Shared Dispositive Power.......  1,358,705
--------------------------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned by Each Reporting Person....  1,371,779
--------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)..............................................................
--------------------------------------------------------------------------------
(11)  Percent of Class Represented by Amount in Row 9...................   7.89%
--------------------------------------------------------------------------------
(12)  Type of Reporting Person (See Instructions)............................IN
--------------------------------------------------------------------------------

CUSIP No...........................................................    82668B106
--------------------------------------------------------------------------------
(1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
     Persons..................................................   Gail A. Jaquish
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     a)........................................................................
     b)........................................................................
--------------------------------------------------------------------------------
(3)  SEC Use Only..............................................................
--------------------------------------------------------------------------------
(4)  Citizenship or Place of Organization........................  United States
--------------------------------------------------------------------------------
  Number of Shares                  (5)  Sole Voting Power................  None
 Beneficially Owned                ---------------------------------------------
 by Each Reporting                  (6)  Shared Voting Power.........  1,358,705
 Person With                       ---------------------------------------------
                                    (7)  Sole Dispositive Power...........  None
                                   ---------------------------------------------
                                    (8)  Shared Dispositive Power....  1,358,705

--------------------------------------------------------------------------------
(9)  Aggregate Amount Beneficially Owned by Each Reporting Person....  1,358,705
--------------------------------------------------------------------------------
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions).............................................................
--------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row 9....................   7.81%
--------------------------------------------------------------------------------
(12) Type of Reporting Person (See Instructions)............................  IN

Item 1(a) Name of Issuer:
               SIGNATURE RESORTS, INC.

Item 1(b) Address of Issuer's Principal Executive Offices:
               5933 West Century Blvd., Suite 210,
               Los Angeles, CA 90045

Item 2(a) Name of Person Filing:
               Steven C. Kenninger
               Gail A. Jaquish

Item 2(b) Address of Principal Business Office or, if none, Residence:
               Steven C. Kenninger
               5933 West Century Blvd., Suite 210,
               Los Angeles, CA 90045

               Gail A. Jaquish
               21311 Hawthorne Blvd., Suite 106
               Torrance, CA  90503

Item 2(c) Citizenship:
               United States

Item 2(d) Title of Class of Securities:
               Common Stock, $0.01 par value

Item 2(e) CUSIP Number:
               82668B106

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a)   [ ]    Broker or Dealer registered under Section 15 of the Act.

         (b)   [ ]    Bank as defined in section 3(a)(6) of the Act.

         (c)   [ ]    Insurance Company as defined in section 3(a)(19) of the
                      Act.

         (d)   [ ]    Investment Company registered under section 8 of the
                      Investment Company Act of 1940.

         (e)   [ ]    Investment Adviser registered under section 203 of the
                      Investment Advisers Act of 1940.

         (f)   [ ]    Fund; see (S) 240.13d-1(b)(1)(ii)(F). Employee Benefit
                      Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or
                      Endowment

         (g)   [ ]    Parent Holding Company, in accordance with (S) 240.13d-
                      1(b)(ii)(G) (Note: See Item 7).

         (h)   [ ]    Group, in accordance with (S) 240.13d-1(b)(1)(ii)(H)

         Not applicable.

Item 4.  Ownership.

         (a)  Amount Beneficially Owned:                                       Steven C. Kenninger            Gail A. Jaquish
                                                                                    1,371,779                    1,358,705

         (b)  Percent of Class:                                                          7.89%                        7.81%

         (c)  Number of shares as to which such person has:

             (i)        sole power to vote or direct the vote                          13,074                         None

             (ii)       shared power to vote or to direct the vote                  1,358,705                    1,358,705

             (iii)      sole power to dispose or to direct the disposition of          13,074                         None

             (iv)       shared power to dispose or direct the disposition of        1,358,705                    1,358,705

     Of the shares indicated above, 1,358,705 are held by the Kenninger and Jaquish Living Trust dated April 6, 1993 (a revocable Trust of which Mr. Kenninger and Ms. Jaquish are co-trustees), 9,339 shares are held by the KOAR Inc. Profit Sharing & Savings Plan FPO Steven C. Kenninger (a profit sharing plan of which Mr. Kenninger is a beneficiary), and 3,735 shares are held by the MLPF&S Inc. Custodian FPO Steven C. Kenninger MP Basic (a Keogh plan of which Mr. Kenninger is a beneficiary).

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10.  Certification.

          Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1997

Signature:  /s/ Steven C. Kenninger
            -----------------------
            Steven C. Kenninger


            /s/ Gail A. Jaquish
            -----------------------
            Gail A. Jaquish